UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.	Hillary B. Smith, Esq.
Jeffrey R. Vetter, Esq.	Vice President, General Counsel and Secretary
Fenwick & West LLP	SuccessFactors, Inc.
801 California Street	1500 Fashion Island Blvd., Suite 300
Mountain View, California 94041	San Mateo, CA 94404
(650) 988-8500	(650) 645-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2011 and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on December 22, 2011, Amendment No. 2 to Schedule 14D-9 filed with the SEC on December 27, 2011, Amendment No. 3 to Schedule 14D-9 filed with the SEC on January 11, 2012, Amendment No. 4 to Schedule 14D-9 filed with the SEC on January 13, 2012, Amendment No. 5 to Schedule 14D-9 filed with the SEC on January 17, 2012, Amendment No. 6 to Schedule 14D-9 filed with the SEC on January 19, 2012, Amendment No. 7 to Schedule 14D-9 filed with the SEC on January 23, 2012, Amendment No. 8 to Schedule 14D-9 filed with the SEC on January 26, 2012, Amendment No. 9 to Schedule 14D-9 filed with the SEC on February 2, 2012 and Amendment No. 10 to Schedule 14D-9 filed with the SEC on February 9, 2012 (as previously filed with the SEC, as amended the “Schedule 14D-9”) by SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), relating to the tender offer by Saturn Expansion Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of SuccessFactors (“Common Stock”) at a purchase price of $40.00 per share, payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on December 16, 2011, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 11. This Amendment No. 11 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

(1) Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8.

“Expiration of the Offer

The Offer expired at 5:00 p.m., New York City time, on Wednesday, February 15, 2012. The Offer was not extended. Computershare Trust Company, N.A., SuccessFactors’ transfer agent, has indicated that, as of 5:00 p.m., New York City time, on February 15, 2012, 85,541,359 Shares were issued and outstanding. American Stock Transfer and Trust Company, the Depositary for the Offer, has indicated that a total of 81,673,335 Shares were validly tendered and not properly withdrawn upon expiration of the Offer (including 5,411,270 Shares subject to the guaranteed delivery procedures set forth in the Offer to Purchase). The number of Shares validly tendered and not properly withdrawn upon expiration of the Offer represents approximately 95.5% of all issued and outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the Offer. In each case, the consideration will be paid in cash, without interest, less any relevant withholding taxes, pursuant to the terms and conditions of the Offer.

Parent and Purchaser intend to effect a short-form merger as promptly as practicable, without the need for a meeting of SuccessFactors’ stockholders. In the Merger, Purchaser will be merged with and into SuccessFactors with SuccessFactors continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by SuccessFactors, Parent or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $40.00 net to the holder thereof in cash, without interest and less any required withholding of taxes.

SAP AG and SuccessFactors issued a joint press release on Thursday, February 16, 2012, announcing the successful completion of the Offer. The full text of the press release is filed as Exhibit (a)(5)(N) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits.

Exhibit No.	Document

(a)(5)(N)	Joint Press release issued by SAP AG and SuccessFactors on February 16, 2012 (incorporated by reference to Exhibit (a)(5)(N) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SuccessFactors, Inc.

By:	/s/ Bruce C. Felt, Jr.
Name:	Bruce C. Felt, Jr.
Title:	Chief Financial Officer
Date:	February 16, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(N)	Joint Press release issued by SAP AG and SuccessFactors on February 16, 2012 (incorporated by reference to Exhibit (a)(5)(N) of the Schedule TO).

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